Exhibit (a)(1)(vii)
This announcement is not an offer to purchase or a solicitation of an offer to sell Class B Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated July 8, 2003 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Class B Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Class B Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class B Common Stock
(including the Associated Preferred Share Purchase Rights)
of
Methode Electronics, Inc.
at $23.00 Net per Share
by
MEI Investment Corp.
a wholly owned subsidiary of
Dura Automotive Systems, Inc.

      MEI Investment Corp. (the “Purchaser”), a Delaware corporation and an indirect, wholly owned subsidiary of Dura Automotive Systems, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of Class B common stock, $0.50 par value per share (the “Class B Common Stock”) of Methode Electronics, Inc., a Delaware corporation (the “Company”), including the associated preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of June 23, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the Class B Common Stock and the Rights together are referred to herein as the “Class B Shares”), at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 8, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser is not seeking to acquire any shares of Class A common stock, $0.50 par value per share, of the Company in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON MONDAY, AUGUST 4, 2003, UNLESS THE OFFER IS EXTENDED.

      The purpose of the Offer is to acquire control of the Company’s Board of Directors through the ownership of the Class B Common Stock. The Company’s certificate of incorporation provides that the holders of the Class B Common Stock voting as a separate class have the right to elect directors representing up to 75% of the Board of Directors. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company’s Board of Directors. Parent believes that such control will enable it to pursue several strategic initiatives with the Company. Parent does not have any current plans or proposals to seek to have the Company consummate a merger or other similar business combination with it (or one of its subsidiaries) or otherwise effect an extraordinary corporate transaction following the consummation of the Offer.

      The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration date a number of Class B Shares, which, together with the Class B Shares then owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Class B Shares outstanding on a fully diluted basis, (ii) Purchaser being satisfied, in its reasonable discretion, that the Rights are inapplicable to the Purchaser or Parent as a result of the Offer and (iii) Purchaser being satisfied, in its reasonable discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Purchaser or Parent. If any such condition is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Class B Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth below, retain all such Class B Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Class B Shares validly tendered prior to the expiration of the Offer and not withdrawn or (iv) delay acceptance for payment or payment for Class B Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. The Offer is not conditioned upon Parent or the Purchaser obtaining financing or conducting additional due diligence.
      After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but not 100% of the Class B Shares have been tendered, the Purchaser may, subject to certain conditions, include a subsequent offering period of between three and 20 business days to permit additional tenders of Class B Shares. No withdrawal rights apply to Class B Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Class B Shares previously tendered in the Offer and accepted for payment. The Purchaser does not currently intend to include a subsequent offering period, although the Purchaser reserves the right to do so.
      For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Class B Shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Class B Shares. Payment for Class B Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Class B Shares (or a confirmation of a book-entry transfer of such Class B Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)) and, if the Distribution Date (as defined in the Offer to Purchase) occurs, certificates for (or a confirmation of book-entry transfer, if available, of such Class B Shares into the Depositary’s account at the Book-Entry Transfer Facility of) the associated Rights, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents.
      Tenders of Class B Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 8, 2003 unless such Class B Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Class B Shares, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to such Class B Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Class B Shares to be withdrawn, the number of Class B Shares to be withdrawn and the name of the registered holder of Class B Shares, if different from that of the person who tendered such Class B Shares. If the Class B Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Class B Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Class B Shares. In addition, such notice must specify, in the case of Class B Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Class B Shares to be withdrawn or, in the case of Class B Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Class B Shares.
      The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.
      A request is being made to the Company for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Class B Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Class B Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Class B Shares.
      The Offer to Purchase and the related Letter of Transmittal contain important information. Class B stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.
      Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Class B stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Class B Shares, Class B stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
or
CALL TOLL-FREE (800) 322-2885
E-mail: proxy@mackenziepartners.com
July 8, 2003